

RECEIVED

2009 NOV -9 A 9:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

London Office

Building 1, 1st Floor
Aviator Park, Station Road
Addlestone KT15 2PG, United Kingdom
Tel: +44 (0)1932 826300
Fax: +44 (0)1932 826350
www.mondigroup.com

4 November 2009



Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, D.C. 20549
USA

SUPPL

Dear Sir

MONDI plc – FILE NO. 82-35165

In accordance with Rule 12g3-2(b), please find enclosed the following documents:

- Six Form CH01s – filed with the Registrar of Companies on 16 October 2009
- Form CH03 – filed with the Registrar of Companies on 29 October 2009

Should you have any queries, please don't hesitate to contact me.

Yours faithfully

Jenny Peterkin
Company Secretarial Assistant
Mondi Group

Tel. +44 (0)1932 826368
Fax. +44 (0)1932 826351
Email. jenny.peterkin@mondigroup.com

11/10

FILE NO. 82-35165


Companies House
— for the record —

CH01 (ef)

Change of Director's Details


XNCP0E54

Company Name: **MONDI PLC**

Company Number: **06209386**

Received for filing in Electronic Format on the: **16/10/2009**

Details Prior to Change

Position: **DIRECTOR**

Date of Birth: **21/05/1962**

Original Name: **MR DAVID ANDREW HATHORN**

New Details

Date of Change: **16/10/2009**

Service Address recorded as Company's registered office

The usual residential address of this person has not changed

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, Charity Commission Receiver and Manager, CIC Manager, Judicial Factor.

FILE NO. 82-35165



Companies House
— for the record —

CH01 (ef)

Change of Director's Details



XNCP2E56

Company Name: **MONDI PLC**

Company Number: **06209386**

Received for filing in Electronic Format on the: **16/10/2009**

Details Prior to Change

Position: **DIRECTOR**

Date of Birth: **13/09/1969**

Original Name: **ANDREW CHARLES WALLIS KING**

New Details

Date of Change: **16/10/2009**

Service Address recorded as Company's registered office

The usual residential address of this person has not changed

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, Charity Commission Receiver and Manager, CIC Manager, Judicial Factor.

FILE NO. 82-35165



Companies House
— for the record —

CH01 (ef)

Change of Director's Details



XNCP1E55

Company Name: **MONDI PLC**

Company Number: **06209386**

Received for filing in Electronic Format on the: **16/10/2009**

Details Prior to Change

Position: **DIRECTOR**

Date of Birth: **16/05/1963**

Original Name: **IMOGEN MKHIZE**

New Details

Date of Change: **16/10/2009**

Service Address recorded as Company's registered office

The usual residential address of this person has not changed

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, Charity Commission Receiver and Manager, CIC Manager, Judicial Factor.

FILE NO. 82-35165



Companies House
— for the record —

CH01 (ef)

Change of Director's Details


XNCP4E58

Company Name: **MONDI PLC**

Company Number: **06209386**

Received for filing in Electronic Format on the: **16/10/2009**

Details Prior to Change

Position: **DIRECTOR**

Date of Birth: **29/10/1962**

Original Name: **PETER JOSEF OSWALD**

New Details

Date of Change: **16/10/2009**

Service Address recorded as Company's registered office

The usual residential address of this person has not changed

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, Charity Commission Receiver and Manager, CIC Manager, Judicial Factor.



Companies House
— for the record —

CH01 (ef)

Change of Director's Details


XNBH0E5V

Company Name: **MONDI PLC**

Company Number: **06209386**

Received for filing in Electronic Format on the: **16/10/2009**

Details Prior to Change

Position: **DIRECTOR** *Date of Birth:* **17/11/1952**

Original Name: **MATAMELA CYRIL RAMAPHOSA**

New Details

Date of Change: **16/10/2009**

Service Address recorded as Company's registered office

The usual residential address of this person has not changed

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, Charity Commission Receiver and Manager, CIC Manager, Judicial Factor.

FILE NO. 82-35165



Companies House
— for the record —

CH01 (ef)

Change of Director's Details


XNCOZE52

Company Name: **MONDI PLC**

Company Number: **06209386**

Received for filing in Electronic Format on the: **16/10/2009**

Details Prior to Change

Position: **DIRECTOR** *Date of Birth:* **18/01/1946**

Original Name: **MR DAVID MICHAEL WILLIAMS**

New Details

Date of Change: **16/10/2009**

Service Address recorded as Company's registered office

The usual residential address of this person has not changed

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, Charity Commission Receiver and Manager, CIC Manager, Judicial Factor.

FILE NO. 82-35165



Companies House

— for the record —

CH03 (ef)

Change of Particulars for Secretary



XTBR3EIR

Company Name: **MONDI PLC**

Company Number: **06209386**

Received for filing in Electronic Format on the: **29/10/2009**

Details Prior to Change

Position: **SECRETARY**

Original Name: **MRS CAROL ANNE HUNT**

New Details

Date of Change: **20/10/2009**

Service Address recorded as Company's registered office

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, Charity Commission Receiver and Manager, CIC Manager, Judicial Factor.